EXHIBIT 99.1

VIZSLA SILVER AWARDS EPCM AND MINE DESIGN CONTRACTS FOR THE DEVELOPMENT OF THE PANUCO SILVER-GOLD PROJECT

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, April 23, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") today announced that it has awarded the Engineering, Procurement and Construction Management (the "EPCM") contract to M3 Engineering & Technology Corp. ("M3" or "M3 Engineering") and has entered into a Mine Design contract with Mining Plus. Both contractors will support the advancement of its flagship Panuco silver-gold project.

"The appointment of key engineering and mine design partners represents an important step in advancing our Panuco Project," said Michael Konnert, President and CEO. "We are pleased to partner with M3 and Mining Plus as we move towards mobilization."

With its partners, the Company will work off-site to advance detailed design, construction planning and equipment procurement, while continuing to advance go-forward, long-term security plans for the Panuco Project. Vizsla Silver advises that key development activities continue to progress in line with previously disclosed timelines.

EPCM Contract Selection

M3 Engineering is an experienced engineering firm specializing in mineral processing and infrastructure projects. The firm has participated in the design and construction of several mining projects in Mexico, including Mercedes, Los Gatos, Peñasquito, Camino Rojo and Terronera.

Since finalizing the Panuco Feasibility Study (published in November 2025), Vizsla Silver has worked with M3 Engineering to support the planning and development of the Project. The EPCM scope of work covers the process plant and surface infrastructure, valued at approximately US$170 million. The Company and M3 Engineering are currently finalizing the terms and conditions of the definitive EPCM agreement.

"M3 Engineering & Technology Corp. is proud to contribute our technical expertise to support Vizsla Silver in advancing the development of the Panuco Silver-Gold Project," said Alberto Bennett, President and CEO of M3 Engineering. "We look forward to continuing working closely with Vizsla Silver's team to deliver another successful project in Mexico, on time and on budget."

Mining Design Contract

Mining Plus, part of The Byrnecut Group, is a global mining services firm. Vizsla Silver and Mining Plus have worked together since finalizing the Panuco Preliminary Economic Assessment (PEA), published in July 2024.

Mining Plus has supported mine design, planning, scheduling and geotechnical work, including contributions to the development of the Company's Morgan Test Mine at Panuco. The mining design scope of work covers approximately US$50 million in development capital, and approximately US$40 million in ore development over the next two years of pre-production.

Key mining schedule items include:

  Award mining contract in Q2 2026
  Begin mining operations upon receipt of the MIA permit
  Implement an infill drilling program over an initial two-year period to support ramp-up and stockpiling ahead of process plant commissioning

"Mining Plus is pleased to continue its partnership with Vizsla Silver as the Panuco Project advances toward production," said Vahid Haydari, Chief Executive Officer of Mining Plus. "Since our initial involvement following the Preliminary Economic Assessment, we have worked closely with the team on mine design and planning. This next phase focuses on detailed planning and disciplined execution as this high grade, technically compelling project advances toward commercial production."

About Vizsla Silver and the Panuco Project

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Feasibility Study for Panuco in November 2025 which highlights 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, an after-tax NPV (5%) of US$1.8B, 111% IRR and a 7-month payback at US$35.50/oz Ag and US$3,100/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district-scale exploration through low-cost means.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Forward-looking statements in this release include, but are not limited to, statements regarding: the Company's objectives and milestones; the strategic vision for the Company following the proposed development of the Panuco Project and expectations regarding future financial or operating performance following such development; the timing and receipt of environmental and other regulatory permits, including but not limited to the MIA Permit; the timing and entry into the EPCM agreement as proposed or at all; the timing and execution of construction activities as proposed or at all, including the commencement of construction, advancement of detailed engineering, and selection of contractors and development partners; the Company's ability to advance the Panuco Project toward production; the results, timing and scope of planned drilling programs, including underground infill and expansion drilling, district-wide surface drilling, and follow-up drilling at Animas, Santa Fé, La Garra, Peñoles and other targets and their anticipated impact on project economics and mine design; the conversion of inferred mineral resources to indicated mineral resources, including targeted conversion of inferred mineralization within the Copala zone; the size, grade, continuity and potential expansion of mineral resources, including the potential to add mine life beyond the current Feasibility Study's mine plan; the completion and outcomes of bulk sampling, metallurgical testing, geotechnical work and optimization studies, and their anticipated impact on project economics and mine design; the economic results of the Panuco Project, including forecast production rates, mine life, capital costs, operating costs, free cash flow, net present value, internal rate of return, and payback period, as derived from the Feasibility Study; the assumptions underlying the Feasibility Study, including commodity prices, metallurgical recoveries, operating and capital cost estimates, permitting timelines, and development schedules; the Company's ability to fund construction and development, including expectations regarding the sufficiency of existing cash balances and access to financing; the anticipated benefits of property acquisitions and exploration programs, including the identification of new mineralized zones and discovery of additional deposits; and the Company's long-term growth strategy, including its ability to enhance shareholder value through continued exploration success, project development and operational execution.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: the accuracy of the Feasibility Study parameters; the availability of financing on acceptable terms; that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project development and construction parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production as proposed in this news release or at all, that the EPCM definitive agreement will be entered into and on what terms or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 23-APR-26